  Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

High Tide Inc. (the “Company” or “High Tide”)
Unit 112, 11127 - 15 Street N.E.
Calgary, Alberta T3K 2M4

Item 2: Date of Material Change

Sept 1, 2025

Item 3: News Release

A news release was issued and disseminated via CNW Group Ltd. d/b/a Canada Newswire on Sept 2, 2025, a copy of which was filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

On September 1, 2025, the Company completed the acquisition of 51% of Remexian Pharma GmbH (“Remexian”) for an estimated purchase price of €26.4 million, subject to certain adjustments within 30 days of closing (the “Transaction”), and will have a five-year option to acquire the remaining interest in Remexian after 24 months.

Item 5.1: Full Description of Material Change

The Transaction represents 3.64065 times Annualized Adjusted EBITDA generated during the six months ended March 31, 2025, and is subject to certain adjustments based on working capital and net debt upon closing. The estimated purchase price of €26.4 million for the 51% of equity acquired was be satisfied as follows:

•	5,864,373 in common shares of High Tide (“High Tide Shares”), valued at €11.1 million, priced at US$2.1912 per High Tide Share;
•	€7.65 million in cash; and
•	€7.65 million via loans from the sellers (the “Loan”). The Loan will mature on December 31, 2029, bear 7% annual interest (paid quarterly), and be prepayable at any time by the Company with no penalty.

In addition to the foregoing, Remexian’s owners have agreed to grant High Tide an option to acquire the remaining interests in Remexian not held by High Tide, (the “Call Option”). The Call Option will be exercisable at any time for a period of five (5) years, following the twenty-four (24) month anniversary of the Closing (the “Call Option Term”). The Call Option is exercisable at an enterprise value equal to the trailing twelve months of Adjusted EBITDA multiplied by (i) 4 if the Call Option is exercised in the first twelve (12) months of the Call Option Term, or (ii) 3.64065 if exercised thereafter. In addition, High Tide has agreed to grant Remexian’s owners an option to put to High Tide the remaining interests in Remexian not held by High Tide (the “Put Option”), at the same enterprise value as the Call Option during the same time periods. The consideration under the Call Option or the Put Option, if exercised, will be satisfied in a combination of cash and High Tide Shares, at High Tide’s discretion. The Call Option has a minimum price of €15 million and is subject to a minimum cash payment of at least 40%, and the Put Option is subject to a minimum cash payment of at least 30%.

All High Tide Shares issued in connection with the Transaction are subject to a statutory hold period of four months and one day.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Raj Grover

President, Chief Executive Officer, and Director

T: 403-770-9435

Email: raj@hightideinc.com

Item 9: Date of Report

September 19, 2025